CUSIP No. 714197100

                                                                   EXHIBIT 10



   Permanent Bancorp, Inc., Holding Company for Permanent Federal Savings
   Bank



   May 23, 1997

   Mr. Ronald G. Hollander
   4344 Church Rd.
   Evansville, IN 47720

   Dear Mr. Hollander:

        We are in receipt of the letter dated May 19, 1997, from LaSalle/Kross Partners, L.P. (the "Partnership"), in which the Partnership proposed you for consideration as a board nominee at the 1997 annual meeting. To assist the board in its consideration of your nomination, it would be helpful to know whether your firm, J.J.B. Hilliard, W.L. Lyons, Inc. which is a market maker for Permanent's stock, has any policies or procedures respecting its senior executives (such as yourself) who serve or wish to serve on the board of directors of a company for whom it makes a market.

        We would appreciate receiving a copy of such policies or procedures at your earliest convenience. We also may ask you for additional information in the future. Thank you for your prompt response.

   Very truly yours,

   /s/ Donald P. Weinzapfel

   Donald P. Weinzapfel
   Chairman, President and
   CEO

   DPW/jp

   cc:  Richard J. Nelson, President
        LaSalle Capital Management, Inc.
        General Partner


   101 Southeast Third Street P.O. Box 1227 Evansville, Indiana 47706-1227 812/428-6800